UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ProKidney Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G7S53R104
(CUSIP Number)

Chamath Palihapitiya
c/o SC Master Holdings, LLC
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. G7S53R104

1	NAMES OF REPORTING PERSONS Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,592,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,592,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,592,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consisting of 12,592,500 Class A ordinary shares, par value $0.0001 per share, of ProKidney Corp. (the “Issuer,” and its Class A ordinary shares, the “Issuer Class A ordinary shares”). SC PIPE Holdings LLC (“SC PIPE Holdings”) is the record holder of 7,519,500 of the Issuer Class A ordinary shares reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own Issuer Class A ordinary shares held directly by SC PIPE Holdings by virtue of his indirect interests in SC PIPE Holdings or his control over SC PIPE Holdings, as the case may be. SC Master Holdings, LLC (“SC Master Holdings”) is the record holder of 2,073,000 of the Issuer Class A ordinary shares reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own Issuer Class A ordinary shares held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be. A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of 3,000,000 of the Issuer Class A ordinary shares reported herein. Mr. Palihapitiya may be deemed to beneficially own Issuer Class A ordinary shares held directly by the Trust.

1	NAMES OF REPORTING PERSONS SC PIPE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,519,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,519,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,519,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 7,519,500 Issuer Class A ordinary shares held of record by SC PIPE Holdings. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own Issuer Class A ordinary shares held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be.

1	NAMES OF REPORTING PERSONS SC Master Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,592,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,592,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,592,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 9,592,500 Issuer Class A ordinary shares. SC PIPE Holdings is the record holder of 7,519,500 of the Issuer Class A ordinary shares reported herein. SC Master Holdings is the sole member of SC PIPE Holdings. SC Master Holdings may be deemed to beneficially own Issuer Class A ordinary shares held directly by SC PIPE Holdings by virtue of its direct interests in SC PIPE Holdings or its control over SC PIPE Holdings, as the case may be. SC Master Holdings is the record holder of 2,073,000 of the Issuer Class A ordinary shares reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own Issuer Class A ordinary shares held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 20, 2022, as amended to date (the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0001 per share (the “Issuer Class A ordinary shares”), of ProKidney Corp., a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is 2000 Frontis Plaza Blvd., Ste 250, Winston-Salem, NC 27103.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 19, 2023, SC PIPE Holdings LLC sold 200,000 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $2.1935 per share.

On October 20, 2023, SC PIPE Holdings LLC sold 87,200 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.9247 per share.

On October 23, 2023, SC PIPE Holdings LLC sold 160,300 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.8305 per share.

On October 24, 2023, SC PIPE Holdings LLC sold 176,300 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.7505 per share.

On October 25, 2023, SC PIPE Holdings LLC sold 67,213 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.7613 per share.

On October 26, 2023, SC PIPE Holdings LLC sold 77,960 Issuer Class A ordinary shares in open market transactions, at a weighted average price of $1.8032 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2023

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

SC PIPE HOLDINGS LLC

By: SC MASTER HOLDINGS, LLC, its sole member

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

SC MASTER HOLDINGS, LLC

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer